

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

<u>Via E-mail</u>
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
Integrated Device Technology, Inc.
6024 Silver Creek Valley Road
San Jose, California 95138

      Re: Integrated Device Technology, Inc.
             Form 10-K for Fiscal Year Ended April 3, 2011
             Filed May 31, 2011
             Response dated April 26, 2012
             File No. 000-12695

Dear Mr. Crowley:

We note the information you provided in response to prior comment 1, and we encourage you to consider carefully the disclosure required in your future filings by Regulation S-K Item 101(c)(1)(i). For example, it is unclear how - from the disclosure in your current filings - investors could know that three of the many classes of products you disclose contribute the majority of your revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 if you have questions.

                      Sincerely,

                      /s/ Russell Mancuso

                      Russell Mancuso
                      Branch Chief

cc (via e-mail):   Vince Tortolano, Esq.
                  Vice President, General Counsel